June 20, 2006
Mr. Ryan Rohn
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:	Portola Packaging, Inc. Form 10-K for Fiscal Year Ending August 31, 2005 File November 28, 2005 File No. 033-95318
Dear Mr. Rohn:
The following is Portola’s response to your comment letter dated May 30, 2006 regarding the above referenced 10-K. This supplemental response is being filed on EDGAR as a correspondence file.
Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
Item 6. Selected Financial Data, page 11
1.	We have reviewed your response to our prior comment 1 and have the following additional comments.
•	Please expand your disclosure to clarify how or why a history of significant losses on pre-tax and net-of-tax basis is the economic substance behind your decision to use EBITDA as a performance measure.
•	The material limitations that you have presented appear to relate to liquidity, rather than a performance measure. If you use EBITDA as a performance measure, you must address the limitation(s) associated with the elimination of interest, taxes, depreciation and amortization as compared to net income. Such limitations should be addressed in light of your significant borrowings, fixed assets and intangible assets.
•	You have not addressed how you have compensated for the limitations associated with EBITDA as a performance measure. Please expand your disclosure to do so.
•	You have not provided the substantive reasons why EBITDA is useful to investors as a performance measure. Please expand your disclosures to do so.
•	You disclose that “Our bondholders, investors and analysts have focused on EBITDA as the primary measure of the Company’s financial performance”. Your disclosure should address how and why management uses this non GAAP measure.
•	Based on your response, it is unclear whether EBITDA is also used as a liquidity measure. If so, you must (i) include a reconciliation of EBITDA to your cash flows from operating activities as this would be the most directly comparable financial measure of liquidity under GAAP (ii) disclose why management believes that the presentation of EBITDA as a liquidity measure provides useful information to investors and (iii) disclose the additional purposes, if any for which management uses EBITDA as a liquidity measure.
     Response: We agree with the staff and recognize that EBITDA is utilized as a liquidity measure. Currently, we reconcile EBITDA to net loss in our 10-Q’s and 10-K’s. In future filings the Company will also provide a reconciliation from EBITDA to net cash (used in) provided by operating activities, in order to reconcile to the most directly comparable GAAP measure.
     The Company’s bonds are registered with the Securities and Exchange Commission and are publicly traded, but its stock is not registered or publicly traded. The Company has presented EBITDA as a measure of liquidity due to the fact certain covenants governing our senior secured credit facility are tied to ratios and other calculations based on this measure. EBITDA does not represent, and should not be considered, an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation may not be comparable to a similarly entitled measure reported by other companies. Based on our industry and debt financing experience, we believe EBITDA is customarily used to provide useful information regarding a company’s ability to service and/or incur indebtedness. In addition, EBITDA is defined in our senior secured credit facility under which we are required to satisfy specified

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
financial ratios and tests, including a borrowing base calculation, which take into account the product of trailing 12 month restricted EBITDA and we have to maintain EBITDA for any 12 month period ending the last fiscal day of each month of at least $17,500. Therefore, creditors, investors and analysts focus on EBITDA as the primary measure of the Company’s liquidity and financial performance. Our creditors are also interested in our cash flow to pay our debt obligations and do not focus on non cash items of depreciation and amortization.
     This reconciliation will be the most directly comparable GAAP measure to EBITDA as related to both performance and liquidity.

		2003	2004	2005
Consolidated net loss		(1,819)	(20,791)	(11,553)

Add:	Interest expense	12,544	15,843	16,439
	Taxes	2,071	1,193	3,729
	Depreciation and amortization	18,017	18,233	15,738
	Amortization of debt issuance costs	777	2,545	1,609

EBITDA		31,590	17,023	25,962
	Interest expense	(12,544)	(15,843)	(16,439)
	Tax expense	(2,071)	(1,193)	(3,729)
	Deferred income taxes	(473)	(740)	902
	Provision for doubtful accounts	417	263	645
	Provision for restructuring	405	3,809	2,471
	Loss (gain) on property and equipment dispositions	30	(1,582)	39
	Fixed asset impairment charge	—	1,120	—
	Goodwill impairment charge	207	—	—
	Loss on redemption of warrants	—	1,867	—
	Other	(431)	(1,319)	(811)
	Changes in working capital	(2,836)	(3,788)	(10,236)

Net cash provided by (used in) operating activities		14,294	(383)	(1,196)

Note 9. Commitments and Contingencies, page 5
2.	We have reviewed your response to our prior comment 7. We assume from your proposed disclosures that there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred but that an estimate of such loss cannot be made. If our assumption is correct, we then do not understand how management can conclude that the ultimate amount of the liability will not have a significant adverse effect on the Company’s financial position, results of operation or liquidity. Please advise or revise your disclosure to clarify.
Response: The following disclosure will be included in future filings:

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
In the normal course of business, except for the Blackhawk litigation mentioned above, the Company is subject to various legal proceedings and claims. Based on the facts currently available, management believes that the ultimate amount of liability for resolving these pending actions will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.
Very truly yours,
/s/ Brian J. Bauerbach
Brian J. Bauerbach